UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 27, 2025

Lake Shore Bancorp, Inc.

(Exact name of Registrant as Specified in Its Charter)

United States	000-51821	20-4729288
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

31 East Fourth Street
Dunkirk, New York		14048
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 716 366-4070

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	LSBK	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On January 27, 2025, the Board of Directors of Lake Shore, MHC, the parent mutual holding company of Lake Shore Bancorp, Inc. (“Lake Shore Bancorp”), adopted a Plan of Conversion and Reorganization (the “Plan”) pursuant to which Lake Shore, MHC will undertake a “second-step” conversion and Lake Shore Savings Bank, the wholly-owned subsidiary of Lake Shore Bancorp, will reorganize from the two-tier mutual holding company structure to the fully-public stock holding company structure. Following the conversion and reorganization, Lake Shore, MHC will cease to exist and a newly-chartered stock holding company (the “New Bank Holding Company”) will succeed to Lake Shore Bancorp as the stock holding company of Lake Shore Savings Bank. In connection with the second step conversion, Lake Shore Savings Bank intends to seek regulatory approval to convert its charter to a New York-chartered commercial bank. Lake Shore, MHC currently owns approximately 63.4% of the outstanding shares of common stock of Lake Shore Bancorp.

Pursuant to the Plan, (i) Lake Shore Savings Bank will become the wholly-owned subsidiary of the New Bank Holding Company and will convert its charter to a New York-chartered commercial bank, (ii) the shares of common stock of Lake Shore Bancorp owned by persons other than Lake Shore, MHC (the shares owned by Lake Shore, MHC will be canceled) will be converted into shares of common stock of the New Bank Holding Company based on an exchange ratio designed to preserve the percentage ownership interests of such persons (excluding shares of common stock of the New Bank Holding Company purchased in the stock offering described below and cash received in lieu of issuance of fractional shares of common stock of the New Bank Holding Company, and as adjusted to reflect certain assets held by Lake Shore, MHC), and (iii) the New Bank Holding Company will offer and sell shares of common stock, representing the ownership interest of Lake Shore, MHC in Lake Shore Bancorp, in a subscription offering and, if necessary, in a community offering and a syndicated community offering. The Plan establishes December 31, 2023 as the eligibility record date for determining the eligible account holders of Lake Shore Savings Bank entitled to receive first priority non-transferable subscription rights to subscribe for shares of common stock of the New Bank Holding Company in the subscription offering. The number and price of shares of common stock of the New Bank Holding Company to be sold in the offering and the exchange ratio will be based on the pro forma market value of the New Bank Holding Company, as determined by an independent appraisal.

The Plan is subject to regulatory approval as well as approval by the members of Lake Shore, MHC (depositors of Lake Shore Savings Bank) and by stockholders of Lake Shore Bancorp (including approval by the holders of a majority of the outstanding shares of common stock of Lake Shore Bancorp owned by persons other than Lake Shore, MHC).

The foregoing summary of the Plan is not complete and is qualified in its entirety by reference to the complete text of the Plan, which is filed as Exhibit 2.1 to this Form 8-K and which is incorporated herein by reference.

On January 30, 2025, Lake Shore Bancorp issued a press release announcing the adoption of the Plan. A copy of the press release is furnished as Exhibit 99.1 to this Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d)
Exhibits

2.1 Plan of Conversion and Reorganization of Lake Shore, MHC

99.1 Press Release dated January 30, 2025

104 Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lake Shore Bancorp, Inc.

Date:	January 30, 2025	By:	/s/ Taylor M. Gilden
Taylor M. Gilden, Chief Financial Officer and Treasurer